October 29th, 2010

Board of Directors

Good Times Restaurants, Inc.

601 Corporate Circle

Golden, CO  80401

Gentlemen:

Good Times Restaurants, Inc. (the "Company") proposes to issue 4.2 million of its common shares to Small Island Investments, Ltd. ("Investor") for a total consideration of $2.1 million (the "Proposed Purchase Price").  The proposal, in its present form, is set forth in a Securities Purchase Agreement dated October 29th, 2010.  You have requested our opinion as to whether the Proposed Purchase Price is fair, from a financial point of view, to the Company.

Woodville Hall is engaged in the valuation of businesses in connection with securities issuances, mergers, acquisitions and divestitures.

In connection with your request, we have:

1.         Reviewed certain reports and information filed by the Company with the Securities and

Exchange Commission;

2.         Reviewed the Company's Management Presentation, dated Spring, 2010;

3.         Discussed the business and prospects of the Company with senior operating and financial officers as well as directors of the Company;

4.         Discussed the offering process with the Robert Hersch of Mastodon Ventures, Inc., an advisor to the Company;

5.         Reviewed the term sheet, dated October 1st, 2010 between the Company and Investor;

6.         Reviewed the Securities Purchase Agreement (and related agreements) dated October 29th, 2010 between the Company and Investor;

7.         Reviewed management prepared company store performance financials for the past two years;

8.         Reviewed draft consolidated financial results for the quarter ending September 30th, 2010 and certain public filings containing prior quarterly results;

9.         Reviewed a NASDAQ de-listing extension letter dated October 6, 2010;

10.       Reviewed certain debt agreements;

11.       Reviewed the Company's stock performance for the prior three months (price, volume, percentage of outstanding shares) vs. selected other companies;

12.       Reviewed insider share holdings;

13.       Reviewed the investment banking process for the prior year, including the number of parties contacted, term sheets and letters of intent received, and reasons that the prior potential transactions did not close;

14.       Reviewed minutes of the September 30, 2010 Board meeting where the proposed common stock investment by the Investor was discussed;

15.       Reviewed signed Special Committee and Board of Directors resolutions authorizing the Investor's investment; and

16.       Reviewed certain other publicly available information on the Company.

We have relied with your approval, and without independent verification, on the accuracy, completeness, and fair representation of all the financial and other information obtained by us from public sources and provided to us by the Company and Mastodon Ventures, Inc., and this opinion is conditioned upon such accuracy, completeness and fairness. We have assumed that the unaudited financial results provided to us by the Company's management represent its best estimates of the most probable results for the Company for the periods presented therein.

Finally, we note that our opinion is necessarily based upon market conditions as they exist and can be evaluated as of the date of this letter.

Based upon and subject to the foregoing, we advise you that, in our opinion and from a financial point of view, the Proposed Purchase Price is fair to the Company.  We have not examined any other aspect of the proposed transaction and express no opinion on any other aspect of the proposed transaction.

This opinion is for your use only and may not be used or relied upon by or published for or communicated to any third party for any purpose without our prior written consent.

Very truly yours,

/s/ Jonathan F. Catherwood

Woodville Hall Capital, LLC